UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232 (Apartment Investment and Management Company)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Apartment Investment and Management Company Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1450

Denver, Colorado 80237

Financial Statements and Schedules

Apartment Investment and Management Company Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Apartment Investment and Management Company Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company Retirement Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 27, 2024

Apartment Investment and Management Company Retirement Plan

Statement of Net Assets Available for Benefits

December 31,
2023
ASSETS
Investments, at fair value (Note 3)	$7,159,397
Notes receivable from participants	144,875
Total Assets	$7,304,272

LIABILITIES
Excess contributions payable	4,863
Net assets available for benefits	$7,299,409

See accompanying notes to financial statements.

Apartment Investment and Management Company Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023
ADDITIONS
Contributions
Participants	$816,531
Employer	386,969
Rollovers	268,656
Total contributions	1,472,156

Investment income
Interest and dividend income	158,721
Interest income on notes receivable from participants	11,458
Net appreciation in fair value of investments	937,136
Total investment income	1,107,315

Total additions	2,579,471

DEDUCTIONS
Payments and expenses
Benefit payments	528,547
Administrative expenses	5,150
Total deductions	533,697

Net increase in net assets available for benefits	2,045,774

Net transfers into Plan (Note 1)	5,253,635

Net assets available for benefits at the beginning of the year	—
Net assets available for benefits at the end of the year	$7,299,409

See accompanying notes to financial statements.

Apartment Investment and Management Company Retirement Plan

Notes to Financial Statements

Note 1 — Description of the Plan

The following description of the Apartment Investment and Management Company Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

On December 15, 2020, Apartment Investment and Management Company ("Aimco") completed the separation of its businesses (the "Separation"), creating two, separate and distinct, publicly traded companies, Aimco and Apartment Income REIT Corp. (“AIR”). Concurrent with the Separation, the AIR 401(k) Retirement Plan ("AIR Plan") was amended effective December 15, 2020. Aimco and its subsidiaries became participating employers in the AIR Plan and the AIR Plan became a multiple employer plan sponsored by AIR. There were no changes in benefits as a result of that amendment. The portion of the AIR Plan that covered Aimco employees was spun off and established as the Plan, effective January 1, 2023.

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers active regular employees in groups designated by Aimco, the Plan Sponsor, as eligible to participate in accordance with the Plan documents. Generally, an employee can participate in the Plan at age 18 or older, regardless of time of service. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s trustee and provides certain administrative services to the Plan.

Contributions

Each year, eligible participants may contribute up to 50% of their eligible compensation, or $22,500 for 2023, whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $7,500 for 2023. Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).

Aimco has adopted the safe harbor design under Section 401(k)(12) of the Internal Revenue Code (“IRC”). The Plan provides for mandatory safe harbor contributions on behalf of each participant in the amount equal to 100% of the first 3% of the participant’s eligible compensation that is deferred, plus 50% of the next 2% of the participant's eligible compensation that is deferred, for a maximum total employer match of 4%. Aimco may also make a discretionary matching and discretionary nonelective contribution to all eligible participants; however, no discretionary contributions were made during the year ended December 31, 2023. All contributions are subject to certain limitations of the IRC.

Participants may direct their contributions, Aimco’s safe harbor contributions, and Aimco’s discretionary employer contributions, if any, into a variety of investment choices, which are more fully described in the Plan document and related agreements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Aimco matching and discretionary contributions, and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is their vested account balance at the time of distribution.

Vesting

Participants are immediately vested in their elective contributions, the safe harbor matching contributions, plus actual earnings and losses thereon. Discretionary nonelective and discretionary matching contributions and related earnings are fully vested after three years of service. Certain amounts that merged into the Plan retain their original vesting schedules.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of the following amounts, reduced by the participant's highest aggregate loan balance during the 12 months preceding the loan:

•
$50,000; or
•
50% of the participant's total vested account balance.

Participants may have only two outstanding loans at a time. Participant loans are ordinarily repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates and shall remain fixed throughout the duration of the loan. Notes must be repaid within five years, unless the proceeds are used to purchase a principal residence, in which case the loan term may be extended up to fifteen total years from the date of the loan. As of December 31, 2023, notes receivable from participants had interest rates that ranged from 5.25% to 10.50%, with maturities through January 2037.

Withdrawals and Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of the participant's account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Administrative Fees and Expenses

Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by Aimco without charge to the Plan; however, each participant is charged a flat fee of $17.25 per quarter to help with the costs of legal, recordkeeping, and trustee fees, as well as investment consulting charges. In general, plan expenses in excess of the administrative budget amount are paid by Aimco. Each participant with a loan is charged a flat fee of $75 per loan to help with the costs of loan processing, and an annual loan maintenance fee of $25 for each loan.

Forfeited Accounts

As of December 31, 2023, forfeited accounts totaled $16,093. This balance represents amounts forfeited during the year, available to offset Plan administrative expenses and future employer contributions, but not yet used as of December 31, 2023. For the year ended December 31, 2023, forfeitures of $4,587 were used to offset employer contributions.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. Excess contributions due to participants were $4,863 as of December 31, 2023.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments presented in the Statements of Changes in Net Assets Available for Benefits consists of the realized gains (losses) on investments that were both bought and sold during the year as well as the unrealized appreciation (depreciation) on investments held at year end.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based on the terms of the Plan document. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded. No allowance for credit losses has been recorded as of December 31, 2023.

Plan Expenses

The Plan’s administrative expenses are paid by either the Plan or Aimco, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by Aimco and are excluded from these financial statements.

Note 3 —Fair Value Measurements and Investments

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. In accordance with GAAP, the Plan classifies and discloses assets carried at fair value in one of the following three categories.

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments are held in trust by Fidelity Trust Management Company. The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy. Investments measured at fair value on a recurring basis consisted of the following investments:

	December 31, 2023
	Level 1	Level 2	Level 3	Measured at NAV	Total
Aimco common stock (1)	$100,326	$—	$—	$—	$100,326
Interest-bearing cash held by Aimco Stock Fund (2)	1,050	—	—	—	1,050
Mutual funds (3)	6,986,881	—	—	—	6,986,881
Common collective trust fund (4)	—	—	—	71,140	71,140
Total investments measured at fair value	$7,088,257	$—	$—	$71,140	$7,159,397

(1) The fair value of the Aimco common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2023 this fund held 12,813 shares of Aimco common stock.

(2) The carrying value of the interest-bearing cash approximates fair value.

(3) The fair values of the mutual funds are based on the closing prices as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

(4) The Fidelity Managed Income Portfolio (“MIP”) Fund is a common collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the NAV practical expedient. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity, which is based on the contract value of the underlying investment contracts held by the fund. The fair value amounts presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Note 4 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5 — Income Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. The Plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. Although the Plan document has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and is tax-exempt.

Management has identified certain operational errors associated with its administration of the Plan, and is currently in the process of correcting these errors as prescribed by the IRS under the Self-Correction Program ("SCP"). The correction of these matters are not material to the Plan, and management believes they are taking the appropriate steps under the SCP to maintain the Plan's tax-exempt qualification.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2023. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 — Plan Termination

Although Aimco has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of the participant's account.

Note 7 — Related Party and Party-In-Interest Transactions

Transactions with a party-in-interest of the Plan, such as a sponsor, administrator, trustee, or participant, are considered either exempt or non-exempt from the prohibited transactions rules under ERISA. Non-exempt transactions are subject to penalty taxes.

All of the Plan's party-in-interest transactions are exempt and consisted of notes receivable from participants, expenses paid by the Plan, as well as the following investments held by the Plan:

December 31,
2023
Fidelity (1)	$5,403,994
Vanguard (2)	677,490
Aimco Stock Fund (3)	101,376
Total parties-in-interest transactions	$6,182,860

(1) Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity, who also acts as the trustee of the Plan.

(2) A portion of the Plan's assets is invested in funds managed by The Vanguard Group, Inc., which is a beneficial owner of Aimco common stock that held more than 10% of Aimco's common stock outstanding as of December 31, 2023.

(3) A portion of the Plan's assets is also invested in Aimco common stock and Aimco is the Plan Sponsor.

Note 8 — Reconciliation from Financial Statements to Form 5500

The differences between the amounts presented on the Statements of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits and the related Form 5500 are attributable to the value adjustment for the investments in the Fidelity MIP Fund and the excess contributions payable (see Note 2).

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023, to net assets per the Form 5500:

December 31,
2023
Net assets available for benefits per the financial statements	$7,299,409
Excess contributions payable (Note 2)	4,863
Value adjustment for the Fidelity MIP Fund	(4,050)
Net assets, per Form 5500	$7,300,222

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2023, to net income per the Form 5500:

December 31,
2023
Net increase in net assets available for benefits per the financial statements	$2,045,774
Excess contributions payable (Note 2)	4,863
Value adjustment for the Fidelity MIP Fund	(4,050)
Net income, per Form 5500	$2,046,587

Note 9 — Subsequent Events

The Plan has evaluated all subsequent events through June 27, 2024, which represents when the financial statements were issued, to ensure that the Plan’s financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2023, and events which occurred subsequent to December 31, 2023, but were not recognized in the financial statements.

The Plan Administrator is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

Apartment Investment and Management Company Retirement Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

EIN: 84-1259577

Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
	Employer Securities:
*	Aimco common stock	12,813	shares		$100,326
*	Interest-bearing cash account				1,050

	Mutual Funds:
*	Fidelity 500 Index Fund	13,096	shares		2,167,196
*	Fidelity Extended Market Index Fund	1,910	shares		149,070
*	Fidelity Freedom 2010 Fund	6,073	shares		82,711
*	Fidelity Freedom 2015 Fund	482	shares		5,378
*	Fidelity Freedom 2020 Fund	2,334	shares		32,724
*	Fidelity Freedom 2030 Fund	20,184	shares		334,051
*	Fidelity Freedom 2035 Fund	2,273	shares		32,976
*	Fidelity Freedom 2040 Fund	37,069	shares		388,854
*	Fidelity Freedom 2045 Fund	4,183	shares		50,441
*	Fidelity Freedom 2050 Fund	32,714	shares		399,442
*	Fidelity Freedom 2055 Fund	4,293	shares		60,702
*	Fidelity Freedom 2060 Fund	25,065	shares		325,595
*	Fidelity Freedom 2065 Fund	298	shares		3,550
*	Fidelity Freedom Income Fund	436	shares		4,547
*	Fidelity Growth Company Fund	26,978	shares		605,648
*	Fidelity Low-Priced Stock Fund	1,960	shares		86,242
*	Fidelity Real Estate Fund	1,464	shares		56,381
*	Fidelity Total International Index Fund	20,824	shares		273,832
*	Fidelity U.S. Bond Index Fund	26,224	shares		273,514
*	Vanguard Explorer Fund	1,058	shares		109,166
*	Vanguard Treasury Money Market	568,324	shares		568,324
	American Beacon Small Cap Value Fund	1,032	shares		25,730
	American Funds EuroPacific Growth Fund	3,697	shares		202,221
	Dodge and Cox Fund	1,306	shares		317,978
	H&W High Yield Fund	2,194	shares		23,063
	MetWest Total Return Bond Fund	20,007	shares		172,459
	Pacific Investment Management Company Real Return Fund	23,438	shares		235,086

	Common Collective Trust Fund:
*	Fidelity Managed Income Portfolio Fund (Note 3)	71,140	shares		71,140

*	Participant loans: 5.25% to 10.50% maturing 05/20/2024 to 01/30/2037				144,875
					$7,304,272

*Indicates a party-in-interest to the Plan.

**Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2024
APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Vice President, Administration and Human Resources
	By:	/s/ Kelly Terry

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm